



02006402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14038

FEB 26 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Central States Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7440 Woodland Drive
(No. and Street)

Indianapolis	IN	46278
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

300 N. Meridian St., Suite 1700	Indianapolis	IN	46204
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Pollack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Central States Securities, Inc., as of December 31, 19X2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SHARON A NABB
NOTARY PUBLIC STATE OF INDIANA
MARION COUNTY
MY COMMISSION EXP. JAN. 28,2008

Sharon Nabb
Notary Public

Steve Pollack
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 26 2002

Central States Securities, Inc.

(a wholly owned subsidiary of
Golden Rule Financial Corporation)
Report on Audit of Financial Statements
and Supplementary Schedule
Pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2001



PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

Report of Independent Accountants

To the Board of Directors and Stockholder
of Central States Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations and changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Central States Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 22, 2002

Central States Securities, Inc.

(a wholly owned subsidiary of Golden Rule Financial Corporation)

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents	$ 28,831
Federal income taxes recoverable	550
Other assets	171
Total assets	$ 29,552

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -
Stockholder's equity:	
Common stock, $10 par; 5,000 shares authorized; 1,000 shares issued and outstanding	10,000
Additional paid-in capital	12,500
Retained earnings	7,052
Total stockholder's equity	29,552
Total liabilities and stockholder's equity	$ 29,552

The accompanying notes are an integral part of these financial statements.

Central States Securities, Inc.

(a wholly owned subsidiary of Golden Rule Financial Corporation)

Statement of Operations
for the year ended December 31, 2001

Revenues:	
Commissions	$ 2,401
Interest	821
Management fee income	600
Total revenue	3,822
Expenses:	
Taxes, licenses, and fees	1,201
Contracted services	993
Other	390
Total expenses	2,584
Income before income taxes	1,238
Income tax expense (Note 3)	426
Net income	$ 812

The accompanying notes are an integral part of these financial statements.

Central States Securities, Inc.

(a wholly owned subsidiary of Golden Rule Financial Corporation)

Statement of Changes in Stockholder's Equity
for the year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 10,000	$ 12,500	$ 6,240	$ 28,740
Net income	-	-	812	812
Balance, December 31, 2001	$ 10,000	$ 12,500	$ 7,052	$ 29,552

The accompanying notes are an integral part of these financial statements.

Central States Securities, Inc.

(a wholly owned subsidiary of Golden Rule Financial Corporation)

Statement of Cash Flows
for the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 812
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in other assets	(171)
Decrease in due from affiliates	1,122
Decrease in liabilities	(1,125)
Increase in federal income taxes recoverable	(550)
Total adjustments	(724)
Net cash from operating activities	88
Cash and cash equivalents at beginning of year	28,743
Cash and cash equivalents at end of year	$ 28,831

The accompanying notes are an integral part of these financial statements.

Central States Securities, Inc.

(a wholly owned subsidiary of Golden Rule Financial Corporation)

Notes to Financial Statements

December 31, 2001

1. Summary of Significant Accounting Policies

Central States Securities, Inc. (the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 (the "Act"). The following is a summary of significant accounting policies followed by the Company:

- The Company's business consists exclusively of the distribution of shares of registered open-end investment companies or unit investment trusts.
- The Company is a wholly owned subsidiary of Golden Rule Financial Corporation ("GRFC"). The Company files a consolidated federal income tax return with GRFC and GRFC's other subsidiaries. In accordance with the terms of an intercorporate tax allocation agreement with GRFC, the Company provides for federal income tax expense on a separate return basis.
- For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair market value.
- The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

2. Related Parties

The Company's customers purchase mutual fund shares as part of a personal investment plan which were offered in conjunction with the sale of life insurance policies previously sold by Golden Rule Insurance Company ("GRIC"), an affiliate of the Company. GRIC acts as a collection agent between the Company and its customers. The 2001 management fee income of $600 represents fees paid by GRIC for investment services provided by the Company. Certain administrative services (primarily accounting and data processing) are provided by affiliated companies and are not reimbursed by the Company. Therefore, the operating results or financial position of the Company could be different from those that would have been obtained if the Company were autonomous.

3. Income Taxes

The Company's income tax expense of $426 includes a 2001 federal income tax expense of $450 and a federal income tax true-up from prior year of ($24).

4. Net Capital Requirement

The Company, as a broker-dealer, is required to maintain minimum capital as defined in certain "net capital" rules of the Securities and Exchange Commission, equivalent to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as defined in Rule 15c3-1 of the Act. At December 31, 2001, the Company's percentage of "aggregate indebtedness" to "net capital" was 0% and net capital exceeded requirements by $24,056.

Central States Securities, Inc.

(a wholly owned subsidiary of Golden Rule Financial Corporation)

Supplementary Information

December 31, 2001

Net Capital

Stockholder's equity	$ 29,552
Less:	
2% of cash equivalents ($21,293 Dreyfus Liquid Assets)	426
Nonallowable assets	70
Net capital	$ 29,056

Aggregate Indebtedness

Total liabilities	$ -
Percentage of aggregate indebtedness to net capital	0.00%

Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital (net capital less required capital)	$ 24,056
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 29,056

No material differences exist between the audited computation of net capital under Rule 15c3-1 of the Securities and Exchange Act of 1934 and the corresponding unaudited computation filed by Central States Securities, Inc. on January 25, 2002.

Computation for Determination of Reserve Requirements

Exemptive provisions under Rule 15c3-3:

Under the provisions of Rule 15c3-3 (k) (1), the Company is in the $5,000 capital category stipulated by Rule 15c3-1 and claims an exemption from Rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company does not possess or control securities as defined by Rule 15c3-3 and information relating to such is not presented.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

To the Board of Directors and Stockholder of
Central States Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Central States Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 22, 2002